EXHIBIT 11 – COMPUTATION OF INCOME (LOSS) PER SHARE

(In thousands, except per share data)	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
NUMERATOR:
Net income (loss) attributable to the Company – common shares	$7,202	$(39,025)	$(195,801)	$(182,654)
Less: Participating securities dividends	-	383	2,566	7,858
Net income (loss) attributable to the Company per common share – basic and diluted	$7,202	$(39,408)	$(198,367)	$(190,512)

DENOMINATOR:
Weighted average common shares outstanding – basic	83,207	82,543	83,167	82,598
Effect of dilutive securities:
Stock options and restricted stock (1)	613	-	-	-
Weighted average common shares outstanding – diluted	83,820	82,543	83,167	82,598

Net income (loss) attributable to the Company per common share:
Basic	$0.09	$(0.48)	$(2.39)	$(2.31)
Diluted	$0.09	$(0.48)	$(2.39)	$(2.31)

(1)     Outstanding equity awards of 4.6 million and 5.3 million for the three months ended June 30, 2013 and 2012, respectively, and 6.1 million and 5.3 million for the six months ended June 30, 2013 and 2012, respectively, were not included in the computation of diluted earnings per share as they were antidilutive or contingently issuable awards for which performance and market conditions have not been satisfied.